SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                                  DYNEGY INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               IEH MERGER SUB LLC
                        ICAHN ENTERPRISES HOLDINGS L.P.
                              IEP MERGER SUB INC.
                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                                ICAHN CAPITAL LP
                                   IPH GP LLC
                             ICAHN ENTERPRISES L.P.
                          ICAHN ENTERPRISES G.P. INC.
                                 BECKTON CORP.
                                 CARL C. ICAHN
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   26817G300
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                             DEPUTY GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                           CALCULATION OF FILING FEE

TRANSACTION VALUATION:                                     AMOUNT OF FILING FEE:
$665,350,532*                                              $47,440  **

* Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all 120,972,824 issued and outstanding shares of common stock, par value $0.01 per share, Dynegy Inc. has advised IEH Merger Sub LLC were outstanding as of December 9, 2010 at the offer price of $5.50 per share.

** Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, determined based upon multiplying 0.00007130 by the transaction valuation of $665,350,532.

/x/  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid: $47,440                  Filing Party: Icahn Enterprises
Form or registration no.:  Schedule TO                         Holdings L.P.
                                                 Date Filed:  December 22, 2010

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


/x/  third party tender offer subject to Rule 14d-1
/ /  going-private transaction subject to Rule 13e-3
/ /  issuer tender offer subject to Rule 13e-4
/x/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /




* Introductory Note: Pursuant to the Merger Agreement (as defined in, and filed with, the Schedule TO (as defined below)), IEH Merger Sub LLC was obligated to commence the Offer (as defined below) by December 22, 2010. Pursuant to the Guarantee (as defined in, and filed with, the Schedule TO), Icahn Enterprises Holdings L.P. agreed to absolutely, irrevocably and unconditionally, guarantee to Dynegy Inc. the full and timely performance by IEH Merger Sub LLC of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO, dated December 22, 2010 (the "Original Schedule TO"), as amended by the Amendment No. 1 to the Schedule TO, dated December 28, 2010 (the "First Amendment"), as further amended by the Amendment No. 2 to the Schedule TO, dated January 6, 2011 (the "Second Amendment"), as further amended by the Amendment No. 3 to the Schedule TO, dated January 20, 2011(the "Third Amendment"), as further amended by the Amendment No. 4 to the Schedule TO, dated January 26, 2011(the "Fourth Amendment"), and as further amended by the Amendment No. 5 to the Schedule TO, dated February 2, 2011(the "Fifth Amendment," and together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Original Schedule TO, the "Schedule TO") relating to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the "IEH Merger Sub") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("IEH", and together with IEH Merger Sub, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock of Dynegy Inc., including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the "Shares") at a price of $5.50 per Share, without interest and less any required withholding taxes, if any. Pursuant to the Merger Agreement, IEH Merger Sub agreed to commence a tender offer to purchase for cash all outstanding Shares. Pursuant to the Guarantee, IEH agreed to absolutely, irrevocably and unconditionally, guarantee to Dynegy Inc. the full and timely performance by IEH Merger Sub of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub and IEH are co-bidders for all purposes in the Offer.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 22, 2010 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on October 12, 2010 by IEH, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").

ITEMS 1 AND 4.

     Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

     "The Offeror is extending the expiration of the Offer until 5:00 p.m., New York City time, on February 14, 2011, unless further extended or earlier terminated. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on February 9, 2011, was extended in accordance with the Merger Agreement because, as of 5:00 p.m., New York City time, on, February 9, 2011, certain conditions to the Offer were not satisfied, including receipt of the approval of the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, as amended. The Depositary has indicated that, as of 5:00 p.m., New York City time, on February 9, 2011, approximately 5,390,323 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 4.41% of the outstanding Shares."

     The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(iv).

ITEM 12.

     Item  12  of the Schedule TO is hereby amended and supplemented as follows:

     (a)(5)(v) Press Release issued by Icahn Enterprises LP, dated February 10, 2011.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ICAHN PARTNERS LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND II LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND III LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HIGH RIVER LIMITED PARTNERSHIP
                                            BY:  HOPPER INVESTMENTS LLC, ITS
                                                 GENERAL PARTNER
                                            BY:  BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HOPPER INVESTMENTS LLC
                                            BY:  BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BARBERRY CORP.

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY

                                            ICAHN ONSHORE LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN OFFSHORE LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN CAPITAL LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BECKTON CORP.

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            IPH GP LLC

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN ENTERPRISES HOLDINGS L.P.
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEH MERGER SUB LLC
                                            BY: ICAHN ENTERPRISES HOLDINGS L.P.,
                                                ITS SOLE MEMBER
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEP MERGER SUB INC.

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            /s/ CARL C. ICAHN
                                            -----------------
                                            Name:  CARL C. ICAHN


Date: February 10, 2011

                                 EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(a)(1)(i)       Offer to Purchase, dated December 22, 2010*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)     Notice of Guaranteed Delivery*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)       Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on December 22, 2010*

(a)(5)(ii) Joint Press Release of the Offeror and Dynegy Inc., dated December 15, 2010 (incorporated by reference to Exhibit 1.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(a)(5)(iii)     Press Release of Icahn Enterprises LP, dated January 26, 2011*

(a)(5)(iv) Article Written by Carl C. Icahn published in the New York Post, January 30, 2011*

(a)(5)(v) Press Release of Icahn Enterprises L.P., dated February 10, 2011 (filed herewith)

(b)             None.

(c)             None.

(d)(1) Agreement and Plan of Merger, dated as of December 15, 2010, among Dynegy Inc., IEH Merger Sub LLC and IEP Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Icahn Enterprises L.P. with the Securities and Exchange Commission on December 17, 2010)*

(d)(2) Support Agreement, dated as of December 15, 2010, (incorporated by reference to Exhibit 1.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(d)3            Guarantee, dated as of December 15, 2010*

(g)             None.

(h)             None.

__________________
*  Previously Filed

                                                               EXHIBIT (a)(5)(v)

        ICAHN ENTERPRISES LP EXTENDS TENDER OFFER TO ACQUIRE DYNEGY INC.
                        TO ALLOW TIME FOR FERC APPROVAL

NEW YORK, NEW YORK, FEBRUARY 10, 2011 - To allow additional time for FERC approval, Icahn Enterprises LP (NYSE: IEP) today announced that its wholly-owned subsidiary, IEH Merger Sub LLC, has extended the expiration date of its previously announced tender offer for all outstanding shares of common stock, including the associated rights, of Dynegy Inc. (NYSE: DYN) for $5.50 per share in cash, without interest and less any applicable withholding taxes, until 5:00 p.m., New York City time, on February 14, 2011, unless further extended or earlier terminated. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, February 9, 2011. All other terms and conditions of the tender offer remain unchanged.

On December 22, 2010, IEH Merger Sub commenced the tender offer for shares of Dynegy common stock in accordance with the merger agreement with Dynegy. The tender offer is being extended because certain conditions to the tender offer have not been satisfied as of the previously scheduled expiration date, including receipt of the approval of the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, as amended.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that, as of 5:00 p.m., New York City time, on February 9, 2011, approximately 5,390,323 shares of Dynegy's common stock had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 4.41% of the outstanding shares of Dynegy common stock.

The Depositary for the tender offer is American Stock Transfer & Trust Company LLC, Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219. The Information Agent for the tender offer is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. The tender offer materials may be obtained at no charge by directing a request to Morrow & Co., LLC by mail at the address provided above or by calling toll-free (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

ABOUT ICAHN ENTERPRISES L.P.
----------------------------
Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in eight primary business segments:
Investment Management, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

NOTICE TO INVESTORS
-------------------
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Dynegy Inc. (the "Company") common stock was made pursuant to an offer to purchase, as amended, and related materials that IEH Merger Sub LLC, ("Offeror"), an indirectly wholly owned subsidiary of Icahn Enterprises L.P., and Icahn Enterprises Holdings LP, as co-bidder, filed with the Securities and Exchange Commission (the "SEC") on December 23, 2010. On December 23, 2010, the Offeror and co-bidder also filed a tender offer statement on Schedule TO, as amended, with the SEC, and on December 30, 2010, the Company filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. The tender offer materials were sent free of charge to all stockholders of the Company on or about December 22, 2010 and the solicitation/recommendation statement was sent free of charge to all stockholders of the Company on or about December 30, 2010.

All of these materials (and all other materials filed by the Offeror or the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by directing a request to Morrow & Co., LLC by mail to 470 West Avenue, Stamford, CT 06902 or by calling toll-free
(800)  607-0088  or  (203)  658-9400.

CONTACT:

Icahn Enterprises L.P.
Dominick Ragone, Chief Financial Officer
(646) 861-7500